Exhibit 99.139

StarPoint Energy Trust

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW./

Toronto Stock Exchange Symbol “SPN.UN”

CALGARY, Oct. 12 /CNW/ - StarPoint Energy Trust (“StarPoint”) is pleased to announce that it has declared a distribution of $0.22 per trust unit in respect of October production, such distribution to be paid on November 15, 2005 to unitholders of record at the close of business on October 24, 2005. The ex-distribution date is October 20, 2005.

StarPoint also announces today that, in conjunction with the previously announced merger with Acclaim Energy Trust and the finalization of plans regarding the implementation of a distribution reinvestment plan by the new entity to be created as a result of the merger, all future distributions by StarPoint, including the distribution being announced today, will no longer be eligible for reinvestment under StarPoint’s Premium Distribution(TM), Distribution Reinvestment and Optional Trust Unit Purchase Plan (the “Plan”). In addition, StarPoint will no longer be accepting optional cash payments for the purchase of additional trust units pursuant to the optional cash payment component of the Plan.

Information provided herein contains forward-looking statements. The reader is cautioned that assumptions used in the preparation of such information, which are considered reasonable by StarPoint at the time of preparation, may prove to be incorrect. Actual results achieved will vary from the information provided and the variations may be material. There is no representation by StarPoint that actual results achieved will be the same in whole or in part as those indicated in the forward-looking statements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities offered have not and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable states securities laws.

THE TORONTO STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

(TM) denotes trademark of Canaccord Capital Corporation

/For further information: please contact: StarPoint Energy Trust, Paul Colborne, President and C.E.O., Telephone: (403) 268-7800, Fax: (403) 263-3388; Brett Herman, Vice President, Finance and C.F.O., Telephone: (403) 268-7800, Fax:
(403) 263-3388/